Registration Number 33-64267
                                                                 Rule 424 (b)(3)

PROSPECTUS

                               OLSTEN CORPORATION

                             ----------------------
            847,015 Shares of Common Stock - Par Value $.10 per share
                             ----------------------


     This prospectus relates to the distribution of up to 847,015 shares (the "Subject Shares") of Common Stock, par value $.10 (the "Common Stock"), of Olsten Corporation, a Delaware corporation (the "Company") which may be offered and sold from time to time by, and for the account of, certain stockholders of the Company named herein (the "Selling Stockholders"). Of the Subject Shares (i) 822,514 shares are shares of Common Stock issuable upon the conversion of shares of the Company's Class B Common Stock, par value $.10 per share ("Class B Stock"), issued to the Selling Stockholders in exchange for (a) shares of Common Stock, par value $.01 per share ("IMI Common Stock"), (b) shares of Preferred Stock, par value $.01 per share ("IMI Preferred Stock") and (c) shares of Class B Preferred Stock, par value $.01 per share ("IMI Class B Preferred Stock"), of IMI Systems, Inc. ("IMI") in the merger of IMI with a subsidiary of the Company (the "Merger") and (ii) 24,501 shares are shares of Common Stock issuable upon conversion of Class B Stock issued to two of the Selling Stockholders in exchange for warrants previously exercisable for shares of IMI Common Stock. See "Selling Stockholders." The Company will not receive any proceeds from the sale of the Subject Shares.

     The Company's Common Stock (including the Subject Shares) is listed on the New York Stock Exchange (the "NYSE") under the symbol "OLS." On November 14, 1995 the last reported sale price of the Company's Common Stock on the NYSE was $39.625 per share.

     The Subject Shares are considered "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus has been prepared for the purpose of registering the Subject Shares under the Securities Act to allow future sales by the Selling Stockholders to the public without restriction.

     The Subject Shares are offered subject to prior sale, when, as and if delivered by the Selling Stockholders.

     The terms of the distribution covered by this Prospectus will be fixed at the time of sale. See "Plan of Distribution."

                       ----------------------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE

            SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON

                THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ----------------------------------

                The date of this Prospectus is November 24, 1995.

================================================================================
                                                 Underwriting       Proceeds to
                               Price            Discounts and         Selling
                                to               Commissions        Stockholders
                             Public (1)              (2)(3)            (1)(4)
--------------------------------------------------------------------------------
Per Share. . .                $39.3125              $1.18            $38.1325
Total. . . . .              $33,298,277            $998,948         $32,299,329
================================================================================



(1) These amounts are estimated pursuant to Rule 457 of the Securities Act. Such amounts are based upon the average of the high and low per share prices for the Company's Common Stock on the NYSE on November 13, 1995. (i.e., $39.3125).

(2) Estimated based upon an approximate three percent (3%) average commission charged for market sales. Commissions will vary depending upon the size of the transaction and the brokers or dealers effecting the sales.

(3) Commissions may also be payable by purchasers of the Subject Shares to their brokers or others from whom they purchase the Subject Shares.

(4) The Company will receive none of the proceeds realized from the Subject Shares sold hereunder by the Selling Stockholders. All expenses incident to the registration of the Subject Shares under the Securities Act are being borne by the Company. Such expenses are estimated to be approximately $27,159.66. Commissions or discounts paid by the Selling Stockholders in connection with the sale of the Subject Shares will be determined through negotiations between each Selling Stockholder and the brokers or dealers to or through which the Subject Shares are to be sold and may vary depending upon, among other things, the size of the transaction and the brokers or dealers effecting the sales.

     No person has been authorized to give any information or to make any representations other than those contained in, or incorporated by reference into, this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any one or more of the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since any of the dates specifically mentioned herein or the date hereof or that the information herein is correct as of any time subsequent to its date.

                              --------------------

     The Subject Shares offered hereby have not been registered for sale under the securities laws of any state or other jurisdiction of the United States nor has the securities commission of any such state or other jurisdiction passed upon the adequacy or accuracy of this Prospectus. Brokers or dealers effecting transactions in the Subject Shares should confirm the registration of the Subject Shares under the securities laws of the state or other jurisdiction of the United States in which such transactions occur or the existence of any exemption from such registration, or should cause such registration in connection with any offer or sale of the Subject Shares.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington,
D.C.  20549,   and  at  the  following   regional  offices  of  the  Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the NYSE. Reports and other information concerning the Company can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement under the Securities Act on Form S-3 (together with any amendments thereto, the "Registration Statement") with respect to the Subject Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. For further information pertaining to the Company and the Subject Shares, reference is hereby made to the Registration Statement, including the exhibits and schedules filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus and made a part hereof:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended January 1, 1995, as amended;

          (b) All other reports filed by the Company with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to above; and

          (c)  The  description of the Company's Class B Stock and Common
               Stock contained in the Company's Registration Statement on Form 8-A dated December 5, 1994 (which incorporates by reference the section entitled "Description of Capital Stock" contained in the Company's Registration Statement on Form S-3 filed on July 6,
               1994).

     All reports and other documents hereafter filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall hereby be deemed to be incorporated in and to be a part of this Prospectus by reference from the date of filing of such documents. Any statement contained herein or in a document or information report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that have been or may be incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Olsten Corporation, 175 Broad Hollow Road, Melville, New York 11747, Attention: Laurin
L. Laderoute, Jr., Vice President and Secretary, (516) 844-7260.

                                   THE COMPANY

     The Company is a leading provider of assignment employees for business, industry and government; services for the design, development and maintenance of information systems; caregivers for home health care and institutions; and management services for hospital-based home health agencies. These services are provided through approximately 1,200 owned, licensed and franchised offices in fifty states, the District of Columbia, Puerto Rico, Canada, Great Britain, Norway, Denmark, Argentina and Mexico.

     The Company's principal executive offices are at 175 Broad Hollow Road, Melville, New York 11747 and its telephone number is (516) 844-7800. As used in this Prospectus, except when the context otherwise requires, the "Company" means Olsten Corporation and its consolidated subsidiaries.

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Subject Shares.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information, as of November 15, 1995, with respect to the Selling Stockholders:

                                  Common Stock
                 ---------------------------------------------------------------
                                                                Percent of Class
                                                                  Beneficially
                                                                  Owned After
                                                                 Offering If One
                  Beneficial Own-    Maximum    Beneficial Own-  Percent or More
                  ership Before      Offered      ership After         of the
Name              Offering(1)(2)   Hereby(2)(3)  Offering (1)(4)   Class (1)(4)
----             ---------------  ------------  ---------------  ---------------


Banc Boston             22,249       22,249            0               --
Capital, Inc.

John P. Berdolt          6,675        6,675            0               --

Irving                   6,007        6,007            0               --
Chernofsky

Julie A. Daniels         3,337        3,337            0               --

Werner A                 1,201        1,201            0               --
Diekmann

Vincent                  6,675        6,675            0               --
DeSimone(5)

Corrie J                 2,670        2,670            0               --
Duffy(6)

Teobaldo L               1,335        1,335            0               --
Fernandez

Jacquline                1,513        1,513            0               --
Forman, as
custodian for
Kara Forman

Jacquline                1,513        1,513            0               --
Forman, as
custodian for
Robert Forman

III

Robert S               365,135      365,135            0               --
Forman(7)

Robert S                32,040       32,040            0               --
Forman, as
executor of the
estate of Ronald
Hester

Suzana M. Galla          8,143        8,143            0               --

General Atlantic         287,260      287,260            0             --
Investments
Limited

Marvin H                   4,138        4,138            0             --
Goldberg(6)

Vernon Grant               4,405        4,405            0             --

Charles                       26           26            0             --
Hayward(5)

William F. Heney             267          267            0             --

Martin P                   2,136        2,136            0             --
Kennedy

Thomas Krausz(8)          42,319       42,319            0             --

Ruby Kuritsky              4,005        4,005            0             --

Grant Lemyre(6)            6,675        6,675            0             --

Lewis G. Lyons             1,068        1,068            0             --

Walter L                  10,012       10,012            0             --
Olsen(5)

Nallur S. Prasad             186          186            0             --

Lawrence Russell          10,346       10,346            0             --

Richard                    8,944        8,944            0             --
Schasberger(9)

Carlton P                  4,672        4,672            0             --
Schowe(6)

Lisa Urban                    53           53            0             --

Karen Carley               2,002        2,002            0             --
Walker

     1/ A person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of such security, or "investment power," which includes the power to dispose or to direct the disposition of such security, or if, under certain circumstances, a person has the right to acquire either voting power or investment power over such security through, among other things, the exercise of an option. More than one person may be deemed to be a beneficial owner of the same security, and a person may be deemed to be a beneficial owner of a security as to which he has no voting power or investment power.

     2/ The Subject Shares include (i) 822,514 shares of Common Stock issuable upon the conversion of shares of the Company's Class B Stock issued to the Selling Stockholders in the Merger in exchange for shares of IMI Common Stock, IMI Preferred Stock and IMI Class B Preferred Stock and (ii) 24,501 shares of Common Stock issuable upon conversion of Class B Stock issued to Mr. Forman and General Atlantic Investments Limited in the Merger in exchange for warrants previously exercisable for shares of IMI Common Stock.

     3/ This statement of Maximum Offered Hereby does not constitute a commitment to sell the number of shares of Common Stock listed. The number of shares of Common Stock offered shall be determined from time to time by each Selling Stockholder in his or her sole discretion.

     4/ Assumes that the Maximum Offered Hereby is sold by each of the Selling Stockholders.

     5/ Mr. DeSimone, Mr. Hayward and Mr. Olsen are former directors of IMI.

     6/ Mr. Duffy, Mr. Goldberg, Mr. Lemyre and Mr. Schowe are former officers of IMI.

     7/ Mr. Forman is the Chief Executive Officer, President and a director of IMI.

     8/ Mr. Krausz is Vice President-Administration and the Secretary of IMI.

     9/ Mr. Schasberger is Vice President-Marketing of IMI.

                              PLAN OF DISTRIBUTION

     The distribution of the Subject Shares by the Selling Stockholders may be effected from time to time in one or more transactions (which may include block transactions) on the NYSE, in fixed price offerings off of the floor of the NYSE, in special offerings and exchange distributions, each in accordance with the rules of the NYSE, in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Subject Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and others. No sales effected through broker-dealers shall include the payment of underwriting discounts, concessions or commissions which exceed compensation levels customarily paid for such services.

     The Selling Stockholders are not restricted as to the price or prices at which they may sell their Subject Shares. Sales of such shares at less than the market price may lower the market price of the Company's Common Stock. Moreover, the Selling Stockholders are not restricted as to the number of shares which may be sold at any one time, and it is possible that if a significant number of shares are sold at the same time, this might also lower the market price of the Company's Common Stock.

     The Selling Stockholders and brokers or dealers who participate in the sale or distribution of the Subject Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any profit on the sale of the Subject Shares by them acting as principal and any discounts, commissions, or concessions received by any such brokers or dealers may be deemed to be underwriting discounts and commissions under the Securities Act. No payment of any underwriting commissions or discounts in connection with any sales of the Subject Shares is expected, other than customary brokerage commissions.

     The Company is paying the expenses incident to the registration of the Subject Shares under the Securities Act. The Company presently intends to keep the Registration Statement covering the Subject Shares current for a period of two years after the date of effectiveness of the Registration Statement but reserves the right not to do so at any time after such date. In any event, however, the Company does not presently intend to keep the Registration Statement current beyond any date on which either (i) all of the Subject Shares have been sold or (ii) the Selling Stockholders have agreed to terminate the offering contemplated hereby. The Subject Shares are fully paid and non-assessable and are being sold by the Selling Stockholders acting as principals for their own account. The Company will not receive any proceeds from the sale of the Subject Shares.

                                MATERIAL CHANGES

     On August 2, 1995, the Company acquired IMI Systems, Inc. ("IMI"), an information technology services company. As a result of the merger, the Company issued approximately 850,000 shares of its Class B Common Stock in exchange for all of the outstanding capital stock and warrants of IMI based upon a conversion ratio of .267 shares of Class B Common Stock for each share of IMI capital stock. Subsequently, substantially all of the Class B Common Stock issued in the merger was converted into Olsten Common Stock. The transaction was accounted for as a pooling of interests. IMI provides software design and development, software applications maintenance, computer systems project management and information technology related management consulting services in North America and Great Britain.

     On August 2, 1995, the Company acquired Toronto-based P.J. Ward Associates, Ltd., which provides information technology staffing services including team development, strategic and operational planning, project management assistance, human resources staffing and permanent placement services.

     On September 29, 1995, the Company acquired substantially all of the assets of the Nurses House Call Division ("NHC") of Hooper Holmes, Inc. ("Hooper") and simultaneously sold to Hooper all of the issued and outstanding stock of American Service Bureau, Inc. ("ASB"), the Company's mobile diagnostic, paramedical and occupational health services subsidiary. The total consideration, including the ASB stock, was approximately $73 million. NHC provides home health care, including skilled nursing, home health aides, rehabilitation services, infusion therapy and institutional staffing.

                   PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

                      (In thousands, except share amounts)

The following unaudited Pro Forma Consolidated Statements of Income for the year ended January 1, 1995 and for the nine months ended October 1, 1995 consolidate the historical statements of income of the Company, and the acquisitions summarized in Note 2 as if the acquisitions closed on January 3, 1994. Historical results of the Company have been previously restated to combine the operations of Olsten and IMI Systems, Inc., pursuant to the acquisition on August 2, 1995, which was accounted for as a pooling of interests. The Pro Forma Consolidated Statements of Income should be read in conjunction with the historical financial statements and related notes thereto of the Company that have been audited and which are incorporated by reference herein. In the opinion of management, all adjustments necessary to reflect the acquisitions have been made. The Pro Forma Consolidated Statements of Income are not necessarily indicative of what the actual financial results would have been had the transactions occurred at the date indicated and do not purport to indicate the financial results of future periods.




              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      (In thousands, except share amounts)

                           Year Ended January 1, 1995
                                         Olsten                                                     Pro Forma
                                       Historical (1)    Acquisitions* (2)    Adjustments         Consolidated
----------------------------------------------------------------------------------------------------------------

Service sales, franchise
 fees, management fees

 and other income............           $2,307,667           $154,831               --              $2,462,498

Cost of services sold........            1,622,060            141,948               --               1,764,008
                                         ---------            -------               --               ---------
 Gross profit................              685,607             12,883               --                 698,490

Selling, general and
 administrative expenses.....              557,005              7,683         ($3,000)(3)              562,222
                                                                                  534 (4)

Interest expense, net........                5,697                165           3,545 (5)                9,407
                                             -----                ---           -----                    -----
 Income before income taxes..              122,905              5,035          (1,079)                 126,861

Income taxes................                51,663              1,815            (453)(6)               53,025
                                            ------              -----            -----                  ------

 Net income from operations
  before minority interest...               71,242              3,220            (626)                  73,836

Minority interest............                   --              1,247               --                   1,247
                                                --              -----               --                   -----
Net income...................              $71,242             $1,973           ($626)                 $72,589
                                           =======             ======           ======                 =======
Per share (primary):

 Net income..................                $1.66                                                       $1.69
                                             =====                                                       =====
 Average shares..............               42,911                                                      42,911

Per share (fully diluted):

 Net income..................                $1.61                                                       $1.64
                                             =====                                                       =====
 Average shares..............               46,715                                                      46,715


----------
* Net of operating results of ASB



              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      (In thousands, except share amounts)

                        Nine Months Ended October 1, 1995

                                               Olsten                                                      Pro Forma
                                             Historical (1)    Acquisitions* (2)      Adjustments         Consolidated
----------------------------------------------------------------------------------------------------------------------
Service sales, franchise
 fees, management fees
 and other income............                $1,855,466           $91,976                --              $1,947,442

Cost of services sold........                 1,294,420            90,180                --               1,384,600
                                              ---------            ------                --               ---------
 Gross profit................                   561,046             1,796                --                 562,842

Selling, general and
 administrative expenses.....                   446,869             2,583          ($4,500)(3)              445,033
                                                                                        81 (4)
Interest expense, net........                     3,003                29            2,055 (5)                5,087
                                                  -----                --            -----                    -----
 Income before income taxes..                   111,174              (816)           2,364                  112,722

Income taxes.................                    46,161              (427)             981 (6)               46,715
                                                 ------              -----             ---                   ------
 Net income from operations
  before minority interest...                    65,013              (389)           1,383                   66,007

Minority interest............                       745               410               --                    1,155
                                                    ---               ---               --                    -----
 Net income..................                   $64,268             ($799)          $1,383                  $64,852
                                                =======             ======          ======                  =======
Per share (primary):

 Net income..................                     $1.48                                                       $1.50
                                                  =====                                                       =====
 Average shares..............                    43,336                                                      43,336

Per share (fully diluted):
 Net income..................                     $1.42                                                       $1.43
                                                  =====                                                       =====
 Average shares..............                    47,076                                                      47,076


----------
* Net of operating results of ASB

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

(1) The historical amounts for the nine month period ended October 1, 1995 include the results of operations of the acquired businesses from their respective dates of acquisition.

(2) The following acquisitions have been accounted for under the purchase method of accounting:

               In March 1995, the Company acquired a 50.1 percent interest in Norsk Personal A.S. for $24.8 million in cash. Norsk Personal is Norway's second-largest staffing services company.

               In June 1995, the Company completed the acquisition of Americare for $7.7 million in cash, which provides home nursing, home infusion therapy and home medical equipment.

               In August 1995, the Company purchased P.J. Ward Associates, Ltd.,
               a  Toronto-based  leader  in  Canadian   information   technology
               services for $3.7 million in cash.

               In September 1995, the Company acquired a 65 percent interest in Ready Office, S.A., Argentina's oldest and largest independent staffing services company for $2.7 million in cash.

               In September 1995, the Company completed a single transaction involving the purchase of Nurse's House Call, the home health care business of Hooper Holmes, Inc., for $72.6 million and the sale of the stock of its wholly-owned subsidiary, ASB, which provides mobile diagnostic, paramedical and occupational health services, for $40.6 million. The difference in value was settled for $32 million in cash.

(3) Elimination of certain corporate overhead expenses previously allocated to Nurse's House Call, which will not have a continuing impact on the consolidated entity.

(4) Represents amortization of excess purchase price of $53.3 million over net book value of assets acquired, which is being amortized over a 40 year life, on a straight-line basis.

(5) Represents the elimination of interest income associated with the $70.9 million cash used to finance the acquisitions.

(6) Adjustment to income taxes based on income before income taxes using the applicable income tax rate.

                                  LEGAL MATTERS

     The validity of the Subject Shares and certain other legal matters have been passed upon by Gordon Altman Butowsky Weitzen Shalov & Wein, New York, New York. Andrew N. Heine, a Director of the Company, is of counsel to Gordon Altman Butowsky Weitzen Shalov & Wein.

                                     EXPERTS

     The consolidated balance sheets as of January 1, 1995 and January 2, 1994 and the consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended January 1, 1995, included in the Company's Annual Report on Form 10-K incorporated by reference in this Prospectus, have been incorporated herein in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of that firm as experts in accounting and auditing.